Exhibit 99.1

Vedanta Limited CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED 30 JUNE 2022

(₹ in Crore, except as stated)

		Quarter ended
S. No.	Particulars	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
1	Revenue from operations	38,251	39,342	28,105	131,192
2	Other operating income	371	480	307	1,540
3	Other income	733	611	739	2,600

	Total income	39,355	40,433	29,151	135,332

4	Expenses
a)	Cost of materials consumed	10,774	11,235	8,207	37,172
b)	Purchases of stock-in-trade	12	35	88	133
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(813)	(643)	(766)	(2,049)
d)	Power and fuel charges	8,953	6,333	3,918	21,164
e)	Employee benefits expense	780	720	683	2,811
f)	Finance costs	1,206	1,333	1,182	4,797
g)	Depreciation, depletion and amortization expense	2,464	2,379	2,124	8,895
h)	Other expenses	8,719	8,509	6,315	28,677

5	Total expenses	32,095	29,901	21,751	101,600

6	Profit before exceptional items and tax	7,260	10,532	7,400	33,732

7	Net exceptional loss (Refer note 4)	—	(336)	(230)	(768)

8	Profit before tax	7,260	10,196	7,170	32,964

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net current tax expense	1,516	1,949	1,430	6,889
b)	Net deferred tax expense, net of tax credits	152	1,014	539	2,544
	On exceptional items
c)	Net tax benefit on exceptional items (Refer note 4)	—	(28)	(81)	(178)

	Net tax expense (a+b+c)	1,668	2,935	1,888	9,255

10	Profit after tax before share in profit of jointly controlled entities and associates	5,592	7,261	5,282	23,709

11	Add: Share in profit of jointly controlled entities and associates	1	0	1	1

12	Profit after share in profit of jointly controlled entities and associates (a)	5,593	7,261	5,283	23,710

(₹ in Crore, except as stated)

		Quarter ended
S. No.	Particulars	30.06.2022 (Unaudited)		31.03.2022 (Audited) (Refer note 2)		30.06.2021 (Unaudited)		31.03.2022 (Audited)
13	Other Comprehensive Income/ (Loss)
i.	(a) Items that will not be reclassified to profit or loss	(38)		(49)		32		(3)
	(b) Tax benefit on items that will not be reclassified to profit or loss	1		3		0		1
ii.	(a) Items that will be reclassified to profit or loss	2,763		841		371		893
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(757)		(5)		15		(28)

	Total Other Comprehensive Income (b)	1,969		790		418		863

14	Total Comprehensive Income (a + b)	7,562		8,051		5,701		24,573

15	Profit attributable to:
a)	Owners of Vedanta Limited	4,421		5,799		4,224		18,802
b)	Non-controlling interests	1,172		1,462		1,059		4,908

16	Other Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	1,754		725		393		823
b)	Non-controlling interests	215		65		25		40

17	Total Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	6,175		6,524		4,617		19,625
b)	Non-controlling interests	1,387		1,527		1,084		4,948

18	Net Profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	4,421		6,027		4,342		19,279

19	Paid-up equity share capital (Face value of ₹ 1 each)	372		372		372		372
20	Reserves excluding revaluation reserves as per balance sheet							65,011
21	Earnings per share (₹) (*not annualised)
	-Basic	11.92	*	15.66	*	11.40	*	50.73
	-Diluted	11.84	*	15.56	*	11.31	*	50.38

(₹ in Crore)

		Quarter ended
S. No.	Segment information	30.06.2022 (Unaudited)		31.03.2022 (Audited) (Refer note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	8,066		7,551	5,217	24,418
	(ii) Silver - India	1,109		1,036	1,106	4,206

	Total	9,175		8,587	6,323	28,624
b)	Zinc - International	1,459		1,242	1,119	4,484
c)	Oil & Gas	4,083		3,940	2,485	12,430
d)	Aluminium	14,644		15,475	10,263	50,881
e)	Copper	4,215		4,351	3,499	15,151
f)	Iron Ore	1,367		1,866	1,576	6,350
g)	Power	1,770		1,687	1,225	5,826
h)	Others	1,856		2,556	1,641	7,972

	Total	38,569		39,704	28,131	131,718

Less:	Inter Segment Revenue	318		362	26	526

	Revenue from operations	38,251		39,342	28,105	131,192

2	Segment Results (EBITDA) [i]
a)	Zinc, Lead and Silver	5,230		4,988	3,510	16,161
b)	Zinc - International	589		467	401	1,533
c)	Oil & Gas	2,081		2,053	1,063	5,992
d)	Aluminium	2,251		5,218	3,725	17,337
e)	Copper	(14)		15	(106)	(115)
f)	Iron Ore	363		548	762	2,280
g)	Power	81		188	346	1,082
h)	Others	160		291	331	1,049

	Total Segment results (EBITDA)	10,741		13,768	10,032	45,319

Less:	Depreciation, depletion and amortization expense	2,464		2,379	2,124	8,895
Add:	Other income, net of expenses ii	3	*	63	60	245
Less:	Finance costs	1,206		1,333	1,182	4,797
Add:	Other unallocable income, net of expenses	186		413	614	1,860

	Profit before exceptional items and tax	7,260		10,532	7,400	33,732

Add:	Net exceptional loss (Refer note 4)	—		(336)	(230)	(768)

	Profit before tax	7,260		10,196	7,170	32,964

3	Segment assets
a)	Zinc, Lead and Silver - India	24,452		22,822	21,001	22,822
b)	Zinc - International	6,859		6,984	6,495	6,984
c)	Oil & Gas	26,983		24,149	20,270	24,149
d)	Aluminium	65,340		60,407	56,358	60,407
e)	Copper	5,898		5,912	6,323	5,912
f)	Iron Ore	5,182		4,156	3,302	4,156
g)	Power	17,296		17,195	17,526	17,195
h)	Others	9,823		9,197	8,163	9,197
i)	Unallocated	47,826		47,778	47,215	47,778

	Total	209,659		198,600	186,653	198,600

i) Earnings before interest, depreciation, tax and exceptional items (‘EBITDA’) is a non- GAAP measure.

ii) Includes amortisation of duty benefits relating to assets recognised as government grant.

* Includes cost of exploration wells written off of ₹ 62 Crore in Oil & Gas segment.

(₹ in Crore)

		Quarter ended
S. No.	Segment information	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver—India	6,537	6,229	4,951	6,229
b)	Zinc—International	1,163	1,159	1,034	1,159
c)	Oil & Gas	19,140	16,138	12,551	16,138
d)	Aluminium	21,983	20,231	18,579	20,231
e)	Copper	5,186	5,028	4,103	5,028
f)	Iron Ore	3,123	2,601	1,463	2,601
g)	Power	2,390	1,976	1,889	1,976
h)	Others	2,861	2,694	1,985	2,694
i)	Unallocated	68,586	59,840	56,965	59,840

	Total	130,969	115,896	103,520	115,896

The main business segments are:

(a) Zinc, Lead and Silver - India, which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate. Additional intra segment information of revenues for the Zinc & Lead and Silver segment have been provided to enhance understanding of segment business;

(b) Zinc - International, which consists of exploration, mining, treatment and production of zinc, lead, copper and associated mineral concentrates for sale;

(c) Oil & Gas, which consists of exploration, development and production of oil and gas;

(d) Aluminium, which consist of mining of bauxite and manufacturing of alumina and various aluminium products;

(e) Copper, which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid and phosphoric acid (Refer note 7);

(f) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke;

(g) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power; and

(h) Other business segment comprises port/berth, glass substrate, steel, ferroy alloys and cement. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries (“the Group”), jointly controlled entities, and associates for the quarter ended 30 June 2022 have been reviewed by the Audit and Risk Management Committee at its meeting held on 27 July 2022 and approved by the Board of Directors at its meeting held on 28 July 2022. The statutory auditors have carried out a limited review on these results and issued an unmodified conclusion.

2	The figures for the quarter ended 31 March 2022 are the balancing figures between audited figures for the full financial year ended 31 March 2022 and unaudited figures for the nine months ended 31 December 2021.

3

During the quarter ended 30 June 2022, the Board of Directors of the Company at its meeting held on 28 April 2022, approved the first interim dividend of ₹ 31.50 per equity share, i.e., 3,150% on face value of ₹ 1/- per equity share for the year ended 31 March 2023.

Subsequent to the quarter ended 30 June 2022, the Board of Directors of the Company at its meeting held on 19 July 2022, approved the second interim dividend of ₹ 19.50 per equity share, i.e., 1,950% on face value of ₹ 1/- per equity share for the year ended 31 March 2023. With this, the total dividend declared for FY 2022-23 currently stands at ₹ 51 per equity share of ₹ 1/- each.

4	Net exceptional loss comprise the following:

				(₹ in Crore)
Particulars	Quarter ended
	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/ written back in:
- Oil & Gas
a) Exploration cost written off	—	(2,403)	(96)	(2,618)
b) Reversal of previously recorded impairment	—	2,697	—	2,697
- Aluminium	—	(125)	—	(125)
- Others	—	—	—	(52)
- Unallocated	—	—	—	(24)
Provision for legal disputes (including change in law), force majeure and similar incidences in:
- Aluminium	—	(288)	—	(288)
- Copper	—	(217)	—	(217)
- Zinc, Lead and Silver - India	—	—	(134)	(134)
- Others	—	—	—	(7)

Net exceptional loss	—	(336)	(230)	(768)
Current tax benefit on above	—	496	64	580
Net deferred tax (expense)/ benefit on above	—	(468)	17	(402)
Non-controlling interests on above	—	80	31	113

Net exceptional loss, net of tax and non-controlling interests	—	(228)	(118)	(477)

5	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 2016-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,870 Crore (US$ 364 million) has been raised by Directorate General of Hydrocarbons (“DGH”) on 12 May 2020, relating to the share of the Company and one of its subsidiaries. This amount was subsequently revised to ₹ 3,613 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020.

On 28 April 2022, DGH has notified audit exceptions for the period upto 14 May 2020 and included an additional amount of ₹ 2,038 Crore (US$ 259 million) for aforementioned matters.

The Company has disputed the aforesaid demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal (“the Tribunal”) stands constituted and the Company also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GoI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GoI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GoI has challenged the said order before the Delhi High Court which is scheduled for hearing in due course.

Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing in due course. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 14 August 2022 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations. The Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest.

6

In our oil and gas business, the GoI, vide its notification no. 05/2022 dated 30 June 2022 had levied Special Additional Excise Duty (“SAED”) of ₹ 23,250 per tonne (approximately equivalent to US$ 40/ barrel) on crude oil with effect from 01 July 2022, which has been revised to ₹ 17,000 per tonne (approximately equivalent to US$ 30/ barrel) with effect from 20 July 2022. The SAED rate is expected to be revised every fortnight. This is in the nature of cess on windfall gain triggered by increase in crude oil prices in recent months.

The Company is engaging with the GoI on this levy, within the framework of contractual agreements of PSC and Revenue Sharing Contracts (“RSC”) executed with the GoI.

The Company has performed sensitivity analysis to assess the impact of the above SAED on the recoverable value of assets in the oil and gas business, which is determined basis the consensus of analyst recommendations of long-term prices, discount rates, production quantity etc. Based on the results of such analysis, Management believes that no adjustment to the carrying value of the asset is required at this stage.

7

The Company has a copper smelter plant in Tuticorin. The Company’s application for renewal of Consent to Operate (“CTO”) for the plant was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. The Company had filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The hearing on care and maintenance could not be listed at the Supreme Court. Instead, the matter is now being heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (“Expansion Project”). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication and the matter is now being heard on merits. As per the Company’s assessment, it is in compliance with the applicable regulations and hence there is no impact on the carrying value of the assets.

8

Subsequent to the quarter ended 30 June 2022, the Company acquired controlling stake in Athena Chhattisgarh Power Limited (“ACPL”) under the liquidation proceedings of the Insolvency and Bankruptcy Code, 2016 for a consideration of ₹ 565 Crore. ACPL is building a 1,200 MW (600 MW X 2) coal-based power plant located at Jhanjgir Champa district, Chhattisgarh. The plant is expected to fulfill the power requirements for the Company’s aluminium business.

9	Previous period/ year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Sunil Duggal
Dated: 28 July 2022 Place: New Delhi	Whole - Time Director and Group Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED 30 JUNE 2022

(₹ in Crore, except as stated)

		Quarter ended			Year ended
S. No.	Particulars	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer Note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
1	Revenue from operations	17,779	18,841	12,883	62,801
2	Other operating income	134	168	75	476
3	Other income (Refer note 9)	174	1,218	1,399	8,347

	Total Income	18,087	20,227	14,357	71,624

4	Expenses
a)	Cost of materials consumed	6,593	7,378	4,950	23,751
b)	Purchases of stock-in-trade	47	54	162	228
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(480)	(470)	(546)	(1,172)
d)	Power and fuel charges	5,375	3,621	2,056	11,874
e)	Employee benefits expense	231	233	198	867
f)	Finance costs	858	868	722	3,146
g)	Depreciation, depletion and amortization expense	873	742	704	2,945
h)	Other expenses	3,250	2,953	2,274	10,051

	Total expenses	16,747	15,379	10,520	51,690

5	Profit before exceptional items and tax	1,340	4,848	3,837	19,934

6	Net exceptional loss (Refer note 4)	—	(96)	(96)	(318)

7	Profit before tax	1,340	4,752	3,741	19,616

8	Tax (benefit)/ expense on other than exceptional items:
a)	Net current tax expense	218	850	678	3,505
b)	Net deferred tax benefit, including tax credits	(552)	(221)	(239)	(1,023)
	Net tax benefit on exceptional items:
c)	Net tax benefit on exceptional items (Refer note 4)	—	(34)	(34)	(111)

	Net tax (benefit)/ expense (a+b+c)	(334)	595	405	2,371

9	Net profit after tax (A)	1,674	4,157	3,336	17,245

10	Net profit after tax before exceptional items (net of tax)	1,674	4,219	3,398	17,452

11	Other Comprehensive Income/ (Loss)
a)	(i) Items that will not be reclassified to profit or loss	(35)	(34)	36	(8)
	(ii) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	0	2	(1)	8
b)	(i) Items that will be reclassified to profit or loss	1,547	277	51	407
	(ii) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(456)	(58)	11	(74)

	Total Other Comprehensive Income (B)	1,056	187	97	333

12	Total Comprehensive Income (A+B)	2,730	4,344	3,433	17,578

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372
14	Reserves excluding revaluation reserves as per balance sheet				77,277
15	Earnings per share (₹) (*not annualised)
	- Basic and diluted	4.50 *	11.17 *	8.97 *	46.36

					(₹ in Crore)

		Quarter ended			Year ended

S. No.	Segment information	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer Note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
1	Segment revenue
a)	Oil & Gas	2,122	2,067	1,339	6,622
b)	Aluminium	11,171	11,766	7,617	38,371
c)	Copper	3,040	3,286	2,206	11,096
d)	Iron Ore	1,214	1,714	1,576	6,143
e)	Power	232	226	145	787

	Total	17,779	19,059	12,883	63,019

Less:	Inter segment revenue	—	218	—	218

	Revenue from operations	17,779	18,841	12,883	62,801

2	Segment Results (EBITDA) [i]
a)	Oil & Gas	1,043	1,042	568	3,137
b)	Aluminium	1,890	3,896	2,759	13,024
c)	Copper	(3)	30	(86)	(150)
d)	Iron Ore	287	514	688	2,187
e)	Power	(97)	(135)	(9)	(172)

	Total Segment results (EBITDA)	3,120	5,347	3,920	18,026

Less:	Depreciation, depletion and amortization expense	873	742	704	2,945
Add:	Other income, net of expenses ii	(30)*	20	19	78
Less:	Finance costs	858	868	722	3,146
Add:	Other unallocable income, net of expenses (Refer note 9)	(19)	1,091	1,324	7,921

	Profit before exceptional items and tax	1,340	4,848	3,837	19,934

Add:	Net exceptional loss (Refer note 4)	—	(96)	(96)	(318)

	Profit before tax	1,340	4,752	3,741	19,616

3	Segment assets
a)	Oil & Gas	16,870	16,420	14,119	16,420
b)	Aluminium	51,773	47,307	43,784	47,307
c)	Copper	5,310	5,383	5,394	5,383
d)	Iron Ore	4,597	3,590	2,889	3,590
e)	Power	2,973	3,044	3,228	3,044
f)	Unallocated	71,405	73,215	68,029	73,215

	Total	152,928	148,959	137,443	148,959

4	Segment liabilities
a)	Oil & Gas	12,290	10,178	8,194	10,178
b)	Aluminium	17,706	15,848	13,415	15,848
c)	Copper	4,767	4,638	3,698	4,638
d)	Iron Ore	2,908	2,321	2,235	2,321
e)	Power	217	152	165	152
f)	Unallocated	46,296	38,173	29,500	38,173

	Total	84,184	71,310	57,207	71,310

The main business segments are:

(a) Oil & Gas, which consists of exploration, development and production of oil and gas;

(b) Aluminium, which consists of manufacturing of alumina and various aluminium products;

(c) Copper, which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 5);

(d) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke; and

(e) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

i) Earnings before interest, tax, depreciation and amortisation (“EBITDA”) is a non-GAAP measure.

ii) Includes amortisation of duty benefits relating to assets recognised as government grant.

* Includes cost of exploration wells written off of ₹ 50 Crore in Oil & Gas segment.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter ended 30 June 2022 have been reviewed by the Audit and Risk Management Committee at its meeting held on 27 July 2022 and approved by the Board of Directors at its meeting held on 28 July 2022. The statutory auditors have carried out a limited review on these results and issued an unmodified conclusion.

2	The figures for the quarter ended 31 March 2022 are the balancing figures between audited figures for the full financial year ended 31 March 2022 and unaudited figures for the nine months ended 31 December 2021.

3

During the quarter ended 30 June 2022, the Board of Directors of the Company at its meeting held on 28 April 2022, approved the first interim dividend of ₹ 31.50 per equity share, i.e., 3,150% on face value of ₹ 1/- per equity share for the year ended 31 March 2023.

Subsequent to the quarter ended 30 June 2022, the Board of Directors of the Company at its meeting held on 19 July 2022, approved the second interim dividend of ₹ 19.50 per equity share, i.e., 1,950% on face value of ₹ 1/- per equity share for the year ended 31 March 2023. With this, the total dividend declared for FY 2022-23 currently stands at ₹ 51 per equity share of ₹ 1/- each.

4	Net exceptional loss comprise the following:

				(₹ in Crore)

Particulars	Quarter ended			Year ended
	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer Note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/ written back in:
- Oil & Gas
a) Exploration wells written off	—	(1,214)	(96)	(1,412)
b) Reversal of previously recorded impairment	—	1,370	—	1,370
- Aluminium	—	(125)	—	(125)
- Unallocated	—	—	—	(24)
Provision for legal disputes (including change in law), force majeure and similar incidences in:
- Aluminium	—	(73)	—	(73)
- Copper	—	(54)	—	(54)

Net exceptional loss	—	(96)	(96)	(318)
Current tax benefit on above	—	247	17	281
Net deferred tax (expense)/ benefit on above	—	(213)	17	(170)

Net Exceptional loss (net of tax)	—	(62)	(62)	(207)

5	The Company has a copper smelter plant in Tuticorin. The Company’s application for renewal of Consent to Operate (“CTO”) for the plant was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. The Company had filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The hearing on care and maintenance could not be listed at the Supreme Court. Instead, the matter is now being heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (“Expansion Project”). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication and the matter is now being heard on merits. As per the Company’s assessment, it is in compliance with the applicable regulations and hence there is no impact on the carrying value of the assets.

6	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 2016-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,870 Crore (US$ 364 million) has been raised by Directorate General of Hydrocarbons (“DGH”) on 12 May 2020, relating to the share of the Company and one of its subsidiaries. This amount was subsequently revised to ₹ 3,613 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020.

On 28 April 2022, DGH has notified audit exceptions for the period upto 14 May 2020 and included an additional amount of ₹ 2,038 Crore (US$ 259 million) for aforementioned matters.

The Company has disputed the aforesaid demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal (“the Tribunal”) stands constituted and the Company also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GoI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GoI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GoI has challenged the said order before the Delhi High Court which is scheduled for hearing in due course. Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing in due course.

In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 14 August 2022 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations. The Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest.

7

In our oil and gas business, the GoI, vide its notification no. 05/2022 dated 30 June 2022 had levied Special Additional Excise Duty (“SAED”) of ₹ 23,250 per tonne (approximately equivalent to US$ 40/ barrel) on crude oil with effect from 01 July 2022, which has been revised to ₹ 17,000 per tonne (approximately equivalent to US$ 30/ barrel) with effect from 20 July 2022. The SAED rate is expected to be revised every fortnight. This is in the nature of cess on windfall gain triggered by increase in crude oil prices in recent months.

The Company is engaging with the GoI on this levy, within the framework of contractual agreements of PSC and Revenue Sharing Contracts (“RSC”) executed with the GoI.

The Company has performed sensitivity analysis to assess the impact of the above SAED on the recoverable value of assets in the oil and gas business, which is determined basis the consensus of analyst recommendations of long-term prices, discount rates, production quantity etc. Based on the results of such analysis, Management believes that no adjustment to the carrying value of the asset is required at this stage.

8	Subsequent to the quarter ended 30 June 2022, the Company acquired controlling stake in Athena Chhattisgarh Power Limited (“ACPL”) under the liquidation proceedings of the Insolvency and Bankruptcy Code, 2016 for a consideration of ₹ 565 Crore. ACPL is building a 1,200 MW (600 MW X 2) coal-based power plant located at Jhanjgir Champa district, Chhattisgarh. The plant is expected to fulfill the power requirements for the Company’s aluminium business.

9	Other income includes dividend income from subsidiaries of ₹ Nil Crore, ₹ 1,062 Crore, ₹ 1,316 Crore and ₹ 7,828 Crore for the quarter ended 30 June 2022, 31 March 2022, 30 June 2021 and year ended 31 March 2022 respectively.

10	Additional disclosures as per Regulation 52(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

		Quarter ended			Year ended
	Particulars	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer Note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
a)	Debt-Equity Ratio (in times)*	0.66	0.47	0.35	0.47
b)	Debt Service Coverage Ratio (in times) (annualised)	2.24	1.96	1.41	1.96
c)	Interest Service Coverage Ratio (in times)*	3.56	7.33	7.16	8.33
d)	Current Ratio (in times)*	0.71	0.80	0.77	0.80
e)	Long term debt to working capital Ratio (in times)*	* *	* *	* *	* *
f)	Bad debts to Account receivable Ratio (in times)*	0.00	0.00	0.00	0.00
g)	Current liability Ratio (in times)*	0.54	0.52	0.45	0.52
h)	Total debts to total assets Ratio (in times)*	0.30	0.25	0.20	0.25
i)	Debtors Turnover Ratio (in times)*	5.32	5.31	4.35	20.81
j)	Inventory Turnover Ratio (in times)*	1.56	1.71	1.50	6.41
k)	Operating-Profit Margin (%)*	13%	24%	25%	24%
l)	Net-Profit Margin (%)*	9%	22%	26%	28%
m)	Capital Redemption Reserve (₹ in Crore)	3,125	3,125	3,125	3,125
n)	Debenture Redemption Reserve (₹ in Crore)	—	—	117	—
o)	Net Worth (Total Equity) (₹ in Crore)	68,745	77,649	80,234	77,649

*	Not annualised, except for the year ended 31 March 2022

**	Net working capital is negative

Formulae for computation of ratios are as follows:

a)	Debt-Equity Ratio	Total Debt/ Total Equity
b)	Debt Service Coverage Ratio	Income available for debt service/ (interest expense + repayments made during the period for long term loans), where income available for debt service = Profit before exceptional items and tax + Depreciation, depletion and amortization expense + Interest expense
c)	Interest Service Coverage Ratio	Income available for debt service/ interest expense
d)	Current Ratio	Current Assets/ Current Liabilities (excluding current maturities of long term borrowing)
e)	Long term debt to working capital Ratio	Non-current borrowing (including current maturities of long term borrowing)/ Working capital (WC), where WC = Current Assets - Current Liabilities (excluding current maturities of long term borrowing)
f)	Bad debts to Account receivable Ratio	Bad Debts written off/ Average Trade Receivables
g)	Current liability Ratio	Current Liabilities (excluding current maturities of long term borrowing)/ Total Liabilities
h)	Total debts to total assets Ratio	Total Debt/ Total Assets
i)	Debtors Turnover Ratio	(Revenue from operations + Other operating income)/ Average Trade Receivables
j)	Inventory Turnover Ratio	(Revenue from operations + Other operating income) less EBITDA/ Average Inventory
k)	Operating-Profit Margin (%)	(EBITDA - Depreciation, depletion and amortization expense)/ (Revenue from operations + Other operating income)
l)	Net-Profit Margin (%)	Net profit after tax before exceptional items (net of tax) / (Revenue from operations + Other operating income)
m)	Capital Redemption Reserve includes Preference Share Redemption Reserve created on redemption of preference shares.

11	The listed secured Non-Convertible debentures (‘NCDs’) of the Company aggregating ₹ 7,836 Crore as on 30 June 2022 are secured by way of first Pari Passu mortgage/charge on certain movable fixed assets and freehold land of the Company. The Company has maintained asset cover of more than 125% and 100% for NCDs with face value of ₹ 6,089 Crore and ₹ 1,750 Crore respectively.
12	Previous period/ year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board
Place : New Delhi	Sunil Duggal
Date : 28 July 2022	Whole - Time Director and Group Chief Executive Officer